“DECENIO DE LAS PERSONAS CON DISCAPACIDAD EN EL PERU”

“AÑO DEL CENTENARIO DE MACHU PICCHU PARA EL MUNDO”

OFICIO Nº 460-2011-EF/52.04

VIA EDGAR	August 23, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Peru
Registration Statement under Schedule B
File No.: 333-174779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Republic of Peru (the “Registrant”) hereby requests that the above-referenced Registration Statement under Schedule B (as amended to the date hereof, the “Registration Statement”) be declared effective by 9 a.m. on August 23, 2011.

Pursuant to this request, the Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carlos Linares Peñaloza
Carlos Linares Peñaloza
Director General